Mail Stop 3720

April 18, 2007

Mr. Ilan Kenig
President and Chief Executive Officer
Unity Wireless Corporation
7438 Fraser Park Drive
Burnaby, British Columbia, Canada

      RE: Unity Wireless Corporation
            Form 10-KSB for Fiscal Year Ended December 31, 2005
            File No. 000-30620

Dear Mr. Kenig:

     We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       Larry Spirgel
                       Assistant Director